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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                 SCHEDULE 13D/A
                      Under the Securities Exchange Act of 1934
                             (Amendment No. 1) /*/


                             Audiomonster Online, Inc.
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                                 (Name of Issuer)

                       Common Stock, par value $.001 per share
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                            (Title of Class of Securities)

                                     050742105
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                                   (CUSIP Number)

                              Corey Morrison, President
                               47 Mall Drive - Unit 5
                              Commack, New York  11725
                                  (631)864-1515
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             (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                 January 24, 2001
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       (Date of Event Which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP No. 050742105
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Imojo, Inc.
          (Taxpayer ID No. 11-3511853 )
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [   ]
                    (b)  [   ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

         OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                         7    SOLE VOTING POWER
     NUMBER OF
                                   24,125,000
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                                       -0-
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                24,125,000
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON


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                                   24,125,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          64.7%

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14   TYPE OF REPORTING PERSON*

          CO

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ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock") of Audiomonster Online, Inc. (the "Issuer"). Based solely on information provided by the Issuer, as of February 5, 2001 there were 37,295,000 shares of Common Stock issued and outstanding.

     The address of the Issuer's principal executive office is 200-1311 Howe St., Vancouver, B.C. Canada V6Z2P3

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is Imojo, Inc. ("Imojo"). Imojo is a Delaware corporation. Its principal place of business is 47 Mall Drive-Unit 5, Commack, New York 11725. Imojo is in the business of developing software applications for the Internet. Information called for by Items 2 through 6 of this Schedule 13D, as applicable, with respect each director and executive officer of Imojo is attached hereto as Annex A.

     Imojo has not been convicted in any criminal proceeding(excluding traffic violations or similar misdemeanors) during the last five years.

     During the last five years, Imojo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 25, 2000, the Issuer's newly formed wholly-owned subsidiary, AMOL Inc., a Delaware corporation ("AMOL"), entered into an Agreement and Plan of Merger (the "Agreement") with Lockwave, Inc., a Delaware corporation ("Lockwave") and the owner of all of the outstanding capital stock of Lockwave, Imojo, Inc. The Agreement was amended on January 24, 2001.

     Prior to the consummation of the transactions contemplated by the Agreement, the Issuer had 50,000,000 authorized shares of common stock, $.001 par value per share, of which 13,945,000 were issued and outstanding. Pursuant to the Agreement as amended, for merger consideration the Company:
(i) issued 19,500,000 shares of its Common Stock to Imojo in exchange for 1,000 shares of Lockwave's common stock, $.01 par value per share; and (ii) agreed to pay $2,000,000 in cash to Imojo pursuant to a payment schedule set forth in the Amendment to the Agreement attached at Exhibit A hereto. Further, as a condition of closing, certain shareholders of the Company transferred their share ownership to Imojo Inc. for a total amount of 3,625,000 shares.

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ITEM 4.   PURPOSE OF TRANSACTION.

     Imojo acquired the shares of Common Stock of the Issuer for general investment purposes. Other than the potential future sale of additional shares by the Issuer of its Common Stock to the public for cash or in privately-negotiated transactions with sophisticated or accredited investors, Imojo does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-j of this Item 4; however, pursuant to the Amendment to the Agreement by and among the Issuer, Imojo, Lockwave, Inc. and Amol, Gregory Corcoran resigned as a Director and Thomas Massaro was elected to replace Mr. Corcoran.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Imojo beneficially owns in the aggregate 24,125,000 shares of the Common Stock or 64.7% of the issued and outstanding shares of Common Stock.

     (b)  Imojo has the sole power to vote on 24,125,000 shares.

     (c) Other than its acquisition of the shares which are the subject of this filing and the shares originally acquired by Imojo under the Agreement, there have been no transactions in the Common Stock by Imojo during the past 60 days.

     (d) No persons, other than Imojo, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares acquired by Imojo.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationship between Imojo and any person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Attached as Exhibit A hereto is a copy of the Amendment to the Agreement and Plan of Merger among the Issuer, Imojo, Lockwave and Amol dated as of January 24, 2001.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 7, 2001
                     --

                                         IMOJO, INC.

            By:  /s/ Corey Morrison
              --------------------------------
            Name:     Corey Morrison
            Title:    President

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                                       ANNEX A


Directors and Executive Officers of Imojo
---------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

     (a). Corey Morrison is the sole Director and President of Imojo.

     (b). His business address is 47 Mall Drive-Unit 5, Commack, NY 11725.

     (c). Corey Morrison is currently employed by Lockwave as its President. Lockwave is located at 47 Mall Drive-Unit 5, Commack, NY 11725.

     (d). Corey Morrison has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)during the last five years.

     (e). During the last five years, Corey Morrison has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Corey Morrison is a citizen of the United States.


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                                   EXHIBIT A

                                   AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER

     This Amendment ("Amendment") to the Agreement and Plan of Merger by and Lockwave, Inc. ("Lockwave"), Imojo, Inc. ("Imojo"), Audiomonster Online, Inc. ("Audiomaster" and together with Lockwave and Imojo, the "Parties") and AMOL, Inc. dated September 25, 2000 (the "Merger Agreement") is entered into as of this __ day of January 2001. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Merger Agreement.

                               W I T N E S S E T H

     WHEREAS, the Parties desire to amend the Merger Agreement to reflect (i) the issuance of an additional 3,000,000 shares of Audiomonster Common Stock to Imojo in lieu of payment of a portion of the Cash Portion; (ii) the revision of the payment schedule with respect to the remainder of the Cash Portion; and (iii) an increase in the Merger Consideration by 12,000,000 shares of Audiomonster common stock.

     NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

     1.  AMENDMENT TO MERGER AGREEMENT.  The definition of Merger
Consideration set forth in the Merger Agreement is hereby amended as follows:
(i) the Share Portion is hereby increased from 4,500,000 shares of Audiomonster common stock ("Common Stock") to 19,500,000 shares of Common Stock (Imojo acknowledges that such shares will be "restricted shares" pursuant to the Securities Act of


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1933, as amended and the rules and regulations promulgated thereunder); (ii)
the Cash Portion payable to Imojo is hereby amended to $2,000,000; and (iii) the payment schedule with respect to the Cash Portion payable to Imojo shall be $250,000 payable on or before February 1, 2001, $250,000 payable on or before March 1, 2001 $500,000 payable on or before April 1, 2001, $500,000 payable on or before May 1, 2001 and $500,000 payable on or before June 1, 2001. Any amounts paid prior to the date of this Amendment shall not be included in the Cash Portion.

     2. TRANSACTIONS WITH AFFILIATES. Audiomonster shall terminate or cause to be terminated all of Audiomonster's obligations to its affiliates, including but not limited to Greg Corcoran, and shall ensure that all monies owed to Corcoran whether owed as of the date hereof or in the future, including but not limited to the obligations set forth on Schedule 2 attached hereto, shall be forgiven in exchange for the transfer to Corcoran of all of the shares of AudioMonster Online of British Columbia, Inc. ("B.C. Ltd.") held by Audiomonster. Corcoran and Audiomonster agree that upon termination of such obligations, all intellectual property and other assets, including but not limited to domain names leased to the Company by Corcoran shall without further action become property of the Company. Audiomonster represents and warrants that other than the obligations to Corcoran, Audiomonster does not have any outstanding obligations to any of its affiliates or others whether or not such obligations have been disclosed in Audiomonster's public filings. Corcoran agrees to forgive any and all such obligations in exchange for the transfer of the shares of B.C. Ltc. and Corcoran also hereby resigns as a director and officer of Audiomonster. By his signature below, Corcoran agrees to be bound by the terms of this Section 2.

     3. WAIVER OF PENALTY SHARES. Imojo hereby waives its rights under the Merger Agreement to receive shares of common stock of AudioMonster in the event AudioMonster fails to file the registration statement as described in
Section 1.7c of the Merger Agreement.

     4. CHANGE OF NAME. As soon as practicable after the execution of this Agreement, AudioMonster shall take all steps necessary or appropriate to change its name to Lockwave, Inc., subject to stockholder approval.

     5. ENTIRE AGREEMENT. Except as specifically amended by the terms of this Amendment, the terms of the Merger Agreement shall remain in full force and effect.

     6. GOVERNING LAW. This Amendment shall be construed in accordance with the laws of the State of New York as applied to contracts that are executed and performed entirely in New York. The parties hereto (including Corcoran) agree that any action, suit, arbitration or other proceeding arising out of or related to this Amendment shall be brought, maintained and conducted only in New York, and each party hereby irrevocably consents and submits to the personal jurisdiction of an venue in the United States District Court for the Eastern District of New York and the New York State Courts located in Nassau County, New York in any such proceeding.

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     7.  COUNTERPARTS.  This Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands to this Amendment on the date and year first above written.

LOCKWAVE, INC.                              IMOJO, INC.


By:  /s/ Corey Morrison                     By:   /s/ Corey Morrison
    ----------------------------                ----------------------------
Name:  Corey Morrison, on behalf            Name:  Corey Morrison, CEO
       of Lockwave, Inc. as CEO
       of Imojo, Inc.



AUDIOMONSTER ONLINE, INC.                   AMOL, INC.


By:  /s/ Greg Corcoran                      By:  /s/ Greg Corcoran
    ----------------------------                ----------------------------
Name:  Greg Corcoran, President             Name:  Greg Corcoran, President




AGREED AND ACCEPTED
WITH RESPECT TO SECTIONS 2 AND 6:


/s/ GREG CORCORAN
--------------------------------
GREG CORCORAN